

July 28, 2020

Richard Russell
Chief Financial Officer
LM Funding America, Inc.
1200 West Platt Street, Suite 1000
Tampa, FL 33606

      Re: LM Funding America, Inc.
          Registration Statement on Form S-1
          Filed July 22, 2020
          File No. 333-240015

Dear Mr. Russell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance